                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D-A

                   Under the Securities Exchange Act of 1934



                              AVATEX CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


 Cumulative Exchangeable Preferred Stock, Series A, Par Value $4.20 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  05349F-30-3
        _______________________________________________________________
                                (CUSIP Number)

James E. Spiotto
Chapman and Cutler
111 West Monroe Street                             Telephone: 312-845-3000
Chicago, Illinois 60603                            Facsimile: 312-701-2361
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 21, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D-A
-----------------------                                  ---------------------
 CUSIP NO. 05349F-30-3                                     PAGE 2 OF 3 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
      United Equities Commodities Company, Momar Corporation, Moses Marx
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      UECC: TIN #13-2904027    MOMAR: TIN #52-1273339    MARX: SS ####-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          UECC: WC    MOMAR: WC    MARX: NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UECC: New York    MOMAR: Maryland    MARX: USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                UECC: 215,974    MOMAR: 222,026

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 UECC: 215,974    MOMAR: 222,026

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          UECC: 215,974    MOMAR: 222,026

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          UECC: 5%    MOMAR: 5%    COMBINED: 10%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          UECC: PN    MOMAR: CO    MARX: IN
------------------------------------------------------------------------------

     Item 5.  Interest in Securities of the Issuer. (a) As of the date of this
Schedule 13D-A, UECC directly owned 215,974 Shares, representing approximately 5% of the class outstanding. Momar directly owned 222,026 Shares, representing approximately 5% of the class outstanding. Mr. Marx owns no Shares directly.

     (b) Mr. Marx has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by UECC and Momar.

     (c) UECC's transactions in the Shares during the past sixty (60) days are reflected on Exhibit 1 attached hereto. Neither Momar nor Mr. Marx has engaged in any transactions in the Shares during the past sixty (60) days.

     (d) No person, other than UECC, Momar and Mr. Marx, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by UECC and Momar.

     (e)  Not applicable.

                                  SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                       United Equities Commodities Company

Dated as of July 21, 1997              By:         /s/  Moses Marx
                                           -------------------------------------
                                           Moses Marx, General Partner


                                       Momar Corporation

                                       By:         /s/  Moses Marx
                                           -------------------------------------
                                           Moses Marx, President


                                                 /s/  Moses Marx
                                       -----------------------------------------
                                                      Moses Marx

                      UNITED EQUITIES COMMODITIES COMPANY
                       TRANSACTIONS SINCE MAY 1, 1997/1/

                           AVATEX PREFERRED SERIES A

--------------------------------------------------------------------------------
                                         SHARES
TRADE DATE         SEC ID              PURCHASED               PRICE
                                         (SOLD)
--------------------------------------------------------------------------------
07/21/97           AAVPRA                75,000                8.0625
--------------------------------------------------------------------------------

--------------------------
/1/   All of these trades were effected in open market transactions.


                                   Exhibit 1